Víos Nutrition Inc. is pending **StartEngine Approval.**

PLAY VIDEO

0
Investors

$0
Raised of $10k - $998k goal

Víos Nutrition Inc.

Víos develops whole food, plant-based nutrition supplements designed to give your body more of the natural essentials it needs, when it needs them.

Small OPO Winston-Salem, NC
Food & Beverage

0% funded with 103 days left

Chat


WHOLE-FOOD
plant-based nutrition

Providing Healthier Choices

At Víos, we are passionate about what we put into our bodies and the nutrition we provide to our families. We want to offer everyone the convenience and affordability of phytonutrition for on-the-go healthy lifestyles.

We are already spreading our passion with sales all over the US and Canada with people experiencing the health benefits of a more plant-based diet.

Víos is a Greek word meaning “life”. We believe that we h a symbiotic relationship with plants. Plants provide our bodies with the essential nutrients needed to keep us healthy and active. That's why we develop whole food, plant-based nutrition supplements designed to give your body more of the natural nutrition it needs in convenient, single-serve packets sold through direct sales.

Chat

Víos elevate your life

Now is the Perfect Time to Invest in Plant-Based Nutrition

Plant-based nutrition is more than just a trend. It is becoming a mainstream culinary preference. More and more people are seeking out foods that are kinder, greener and healthier.

- Eric Schmidt, executive chairman of Google's parent company Alphabet, has named the number one "game-changing" trend of the future as the consumption of plant-based proteins instead of meat.
- Consumer demand for plant-based products has exploded in recent years, translating to an 8.7 percent sales growth over the last two years, according to leading retail sales analytics company SPINS.
- Millennials are one driving force in the movement towards plant-based diets. They are "veganish" and whether it's for environmental, ethical, or health reasons, the younger generation is embracing meat alternatives and a more plant-based lifestyle, with nearly half (48 per cent) of 16 to 19-year-olds and 40 per cent of 16 to 24-year-olds agreeing that a diet of eating less meat is better all around.
- Consumer desire for convenience continues to be a significant factor in purchasing motivation. We are busy, life is hectic and there is not always time to wash, chop and steam your veggies.

The Investment Offer

Limited 285,000 Shares of Common Stock
Price per Share: $3.50
Minimum Personal Investment: 100 Shares ($350.00)
Maximum Personal Investment: 28,571 Shares ($99,998.50)



Why Invest with Víos?

- 100% operational with over $720,000 in sales in first 9 months
- Sales growth in all 50 states and recently expanded into Canada
- Successful, organic growth with first 2 products
- Nearly 1 million dollars in assets developed in start year.

Use of Funds - Planning for the Future

1. Expand our plant-based product line.
2. Increase market share through highly direct, digital target marketing.
3. Appraise and explore an initial public offering of securities in 3-5 yrs.

Chat
Chat
Chat

VÍOS PRODUCTS

Pure Quality Ingredients...the way nature intended.



PHYTE is a whole-food greens product, containing powerful cereal grasses and their essentials vitamins, minerals and proteins that promotes overall good health.

Organic cereal grasses, such as wheat grass, barley grass, and alfalfa grass, offer exceptional nutritional value and provide vital nutrients to our bodies. It's these organic cereal grasses we use to develop Víos PHYTE, our revolutionary new plant-based phytonutrition supplement.

Víos is here to help you live your life to the fullest. Most of us don't have the time to give our body the nutrition that it needs. Your life keeps you on the go, and your nutrition options are often limited by accessibility.

All Víos products contain quality certified organic ingredients, are gluten-free, non GMO and 100% vegan. There are no preservatives, nothing artificial, no fillers and no sugar added.

Manufactured under GMP certifications from both NSF International and NPA as well as QAI organic certification for contract manufacturing.



Víos Matrix is a complete, plant-based nutrition shake with a balance of protein, complex carbohydrates, adaptogens, digestive enzymes, pre & probiotics and high quality fiber.

Energy to exercise or be on the go all day requires the natural carbohyd[...] that come from complex, plant-based foods that are contained in Víos Matrix.

Chat

Chat


EXPERIENCE THE ENERGY WITH US
PROJECT V
4.16.16

Project V Campaign Begun

We created a social media BUZZ around a new venture being formed by Brock Agee and Joseph Land


HOME BUSINESS
SOCIAL START-UP

Home Business Magazine

Vios featured in Home Business Magazine


Víos PHYTE

Our First Free Health & Wellness Seminar

Educating 200 in attendance of the benefits of plant-based nutrition.

In just 6 months Vios Reaches $500,000 in sales

Through its direct to consumer approach.


Víos
MATRIX

Vios ships second product Matrix!

Matrix ships 600+ preorders all across the country.

Vios Explore Public Offering

Evaulution of initial public offering of securities.

March 8, 2016 · April 16, 2016 · May 2, 2017 · May 18, 2016 · June 9, 2016 · September 17, 2016 · November 9, 2016 · November 15, 2016 · December 28, 2017 · February, 2017 · 2020-2022


GRAYLYN

Project V unveiled

We unveiled our company name and branding at the Graylyn International Conference Center in Winston-Salem, NC


Víos
PHYTE

PHYTE ships across the country

Our first product Víos PHYTE was distributed to over 200 people who preordered.



Elevation Event

Held our first Elevation event and introduced our second product: Matrix


CANADA
Approved for Distribution!
Welcome
#vioscanada
Víos

Launched into Canada

We began taking orders and shipping into Canada.

Víos Laun[...] OPO

Víos launches investment opportunity.

Chat

Chat


751
WEST FOURTH

Chat

Chat



Víos exists to provide our customers with the highest-quality, convenient, whole-food nutrition products supported by a premium entrepreneurial business system. All of our personnel, from our company founders to every Víos Brand Partner, operates under a distinct set of Core Values:

- **Purpose:** "Never believe that a few caring people can't change the world. For, indeed, that's all who ever have." – Margaret Mead
- **Energy:** "Life Is an Echo. Whatever you send out comes back." – Ancient Proverb
- **Wellness:** "Wellness is the complete integration of body, mind, and spirit – the realization that everything we do, think, feel, and believe has an effect on our state of well-being." – Greg Anderson
- **Loyalty:** "The foundation stones for a balanced success are honesty, character, integrity, faith, love, and loyalty." – Zig Ziglar
- **Impact:** "I alone cannot change the world, but I can cast a stone across the waters to create many ripples." – Mother Teresa

Chat

HOME BUSINESS · Winston-Salem Journal · HOME BUSINESS · Winston-Salem Journal · Triad Business Journal

SHOW MORE



IMPACT...Making a Difference

A key aspect of living The Víos Life is to help improve the communities where we live and serve, and to assist those who are less fortunate in the developing world. We are proud to partner with Hydrating Humanity, a faith-based non-profit humanitarian organization providing clean, safe water, hygiene training and hope for people in developing nations.

Chat

Víos is committed to supporting Hydrating Humanity's critical mission. Each time a Brand Partner joins the Víos revolution, we provide six months of clean drinking water and hygiene training to a person in a developing nation, helping the organization to spread hope throughout the world.

Meet the Founders



Brock & Lanae Agee

Co-Founders

Brock Agee is the former president of a successful direct-sales nutritional company. In only seven years' time, Brock expanded from 26 independent, direct sales reps to more than 12,000 independent reps and more than 40,000 customers around the world. He built all departments and operations, assembled the employee teams, marketing and brand direction. In addition to his experience developing and leading a direct-sales organization, Brock owns and operates Le Bleu Central Distributors, Inc., which holds the license to deliver Le Bleu in 33 eastern counties in North Carolina, including the Raleigh/Durham, Fayetteville, and Greenville markets. Le Bleu Central Distributors currently serves more than 12,000 home and office delivery customers. Brock is a recipient of the 2010 "Forty Leaders under Forty" from The Business Journal Serving the Greater Triad Area. Lanae Agee, RN is the Chief Wellness Officer for Víos and author of our VíosFIT blog. Lanae has a passion for health and wellness and leads the charge when it comes to quality nutrition. Married for 20 years, Brock & Lanae are native North Carolinians, currently residing in Lewisville, N.C. with their 3 beautiful children.



Joseph Land

Co-Founder

Joe Land is an experienced veteran in the direct sales industry. Mr. Land's expertise focuses on training independent reps on how to build their independent distributor business, by properly contacting individuals, conducting webinars and holding home meetings and larger opportunity meetings. Prior to his experiences in the direct sales industry, Mr. Land began his career in the transportation industry. Mr. Land founded Joseph Land Group, Inc., which, at its peak, operated more than 1,500 trucks and employed 2,000 people in 23 offices in the United States. The company was listed by Price Waterhouse in 1989 as the eighth largest refrigerated transportation company in North America and the eighteenth largest company in South Carolina. Residing in Charleston, S.C., Mr. Land is a graduate of the University of South Carolina, where he was captain of the baseball team.

Chat
Chat
Chat

And the Rest of the Team



Gordon Tessler, PhD
Víos Product Formulator

All Víos products are developed and formulated by nationally renowned Nutritionist, Author and Teacher Dr. Gordon Tessler PhD. Dr. Tessler, author of The Genesis Diet, is our lead product developer and key speaker on the health benefits of our products. In his work, Dr. Tessler finds that, as a result of our on-the-go lifestyles, people are not getting nearly enough of the whole-food, plant-based vitamins, minerals, quality proteins and fiber – essential nutrients – our bodies need to thrive. People are not getting nearly enough fruits and vegetables in their diets, particularly green vegetables. He understands that, for people to achieve a healthy body, mind and spirit, whole-food, concentrated phytonutrition is needed, in convenient servings, developed specifically for our on-the-go lifestyles.



Kathy Woodrum
Vice President of Operations

Kathy Woodrum is an expert in the operations of a direct sales organization. She has extensive knowledge and experience in commission plans, software integration, customer service, shipping and fulfillment processing and logistics. Having worked for a top 100 bottled water company and multi-million dollar direct sales company, Kathy is poised to oversee all of the Customer Care, Fulfillment Processing and Operational functions of Víos. Kathy is responsible for overseeing the daily operations to meet the growth and exceed the goals of Víos.



Lori B. Patterson
Vice President of Marketing

Lori Patterson is a seasoned marketing professional, experienced in brand introduction and development, creative direction and innovative design. Lori has previously worked on the ad agency side, the client side as Director of Marketing and owned her own consulting business. Lori has launched and developed globally recognized brands in industries such as textiles, home furnishings, bottled water, wine imports and other beverages, nutritional supplements, health and beauty products, churches, schools and other non-profits. Lori is responsible for the marketing research and development, branding and advertising implementation of Víos and its products.

Offering Summary

The Company is offering to Investors up to 285,000 Shares of Common Stock at a price of $3.50 per share.

The Minimum Purchase is 100 Shares ($350.00).

The Gross Proceeds of the Offering will be a Maximum of $997,500.

The Company will not incur any irregular use of proceeds.

Offering Details

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

No available updates at this time. Follow Víos Nutrition Inc. to get notified of future updates!

Comments (0 Total)

Add a public comment...

Chat

POST

start engine

About

Blog

About Us

How It Works

FAQs

Connect

Facebook

Twitter

Careers

LinkedIn

Instagram

Join

Edit My Campaign

Investors

Legal

Terms of Use

Privacy Policy

Section 17(b) Disclosure

Disclaimer

Chat

IMPORTANT MESSAGE: www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of two types:

- Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings.
- Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC.

Both types of offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors: Investment opportunities posted and accessible through the site will be offered to Canadian resident investors in accordance with prospectus exemptions under Canadian securities laws, including, but not limited to, the "Accredited Investor" and "Offering Memorandum" exemptions under National Instrument 45-106 promulgated by the Canadian Securities Administrators.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of securities offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

Copyright © 2016 StartEngine, LLC. All Rights Reserved.

Chat